UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 12, 2021

We hereby inform you as a Relevant Information Communication that we have been notified by certain shareholders of AENZA S.A.A. that today they have entered into an Addendum to the Trust Agreement with IG4 Capital Infrastructure Investments LP ("IG4") as trustee and La Fiduciaria S.A. as fiduciary whereby, among other things, IG4 acquires voting rights for a total of 76,159,422 common shares of AENZA S.A.A. representing approximately 8.74% of its capital stock subject to a term of 8 years automatically renewable for an additional period of 8 years, according to the following detail:

Shareholder	Number of shares	%
Ruth Julia Alvarado Pflucker	329,896	0.037856562
GH Holding Group Corp.	46,062,293	5.285787227
Bamas International Investment Corp.	1,477,524	0.169550341
Claudia María de la Asunción Gutiérrez Benavides	8,199,353	0.940900518
Gonzalo Javier Alvarado Pflucker	329,896	0.037856562
Hugo Rangel Zavala	1,985,924	0.227890776
Alfonso Gálvez Rubio	129,538	0.014864877
Bethel Enterprises Inc.	13,850,875	1.589429735
Elisa del Carmen Alvarado Pflucker de Roe	329,896	0.037856562
Javier Dulanto Swayne	3,464,227	0.39753051
TOTAL	76,159,422	8.73952367

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 12, 2021